EARLYBIRDCAPITAL, INC.

366 Madison Avenue, 8th Fl.

New York, New York 10017

April 28, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	AROWANA INC. Registration Statement on Form S-1 originally filed October 24, 2014 (File No. 333-199591) (the "Registration Statement")

Dear Ms. Ransom:

In connection with the Registration Statement on Form S-1 of Arowana Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Thursday, April 30, 2015 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 30, 2015 and March 13, 2015

(ii)	Approximate dates of distribution: January 31, 2015 to February 21, 2015 and March 14, 2015 to April 23, 2015

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 10

(iv)	Number of prospectuses so distributed: approximately 650

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: included in Master Agreement Among Underwriters of EarlyBirdCapital, Inc.

[Signature page follows]

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	CEO

[Signature page to Underwriter’s Acceleration Request – Arowana Inc. IPO]